SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: December 7, 2011

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

The Company, on December 7, 2011, entered into a Term Loan Facility Agreement (the “Facility Agreement”) of up to $51.0 million, to be drawn in two advances, with DVB Bank SE (the “Agent”) to partially finance the purchase of the two newbuilding LR1 product tankers with delivery scheduled in each of the fourth quarter of 2012 and the first quarter of 2013. Each advance under the Facility Agreement is repayable in 28 equal quarterly installments of approximately $0.4 million each with a final balloon payment of approximately $14.3 million to be paid on the last repayment date. The repayment of each tranche starts three months after the drawdown date of each advance. The maturity date of each advance is the earlier of seven years after delivery of the respective vessel or, at the option of the Agent, June 30, 2017. The loan bears interest at a rate determined by the Agent, depending on the interest period elected, at an annual rate of LIBOR plus 2.7% or LIBOR plus the Actual Rate (as defined in the Facility Agreement). The loan also requires compliance with certain financial covenants. Among other events, it will be an event of default under the Facility Agreement if the financial covenants are not complied with or the number of shares of common stock controlled by Navios Maritime Holdings Inc., Angeliki Frangou and their respective affiliates, in the aggregate, is less than 30% of the then outstanding shares of common stock. The Facility Agreement is attached hereto as Exhibit 10.1 to this Report and is incorporated herein by reference.

On December 6, 2011, the Company issued a press release announcing that the chemical tankers Nave Cosmos of 25,130 dwt and the Nave Polaris of 25,145 dwt have had their charters extended for an additional six month period with the current charterer at an increased net rate of $11,700/day with 40% profit sharing. A copy of the press release is furnished as Exhibit 99.1 to this Report and incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou

Angeliki Frangou
Chief Executive Officer
Date: December 14, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Term Loan Facility Agreement dated December 7, 2011
99.1	Press Release dated December 6, 2011

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